June 5, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Howard Efron
Wilson Lee

Re:	Brookfield Property Partners L.P.
Form 20-F for the year ended December 31, 2024
Filed March 21, 2025
File No. 001-35505

Dear Ladies and Gentlemen:

On behalf of Brookfield Property Partners L.P. (the “Company”), please find responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 22, 2025, with respect to the Company’s Form 20-F (File No. 001-35505) (“Form 20-F”) for the Company’s fiscal year ended December 31, 2024, filed with the Commission on March 21, 2025. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Form 20-F.

Form 20-F for the year ended December 31, 2024

5.B. LIQUIDITY AND CAPITAL RESOURCES, page 79

1.	We note your disclosure indicates that you maintain capacity under your credit facilities. Please quantify to us and revise future filings to disclose the amounts available under your credit facilities as of the end of the period covered by your periodic report. In addition, your disclosure appears to indicate that you plan to seek technical default waivers. Clarify whether any of your outstanding debt is in technical default or at risk for technical default as of the end of the period covered by your periodic report. To the extent relevant, please revise future filings to discuss existing or potential technical default situations. Reference is made to Item 303(b)(1) of Regulation S-K and 501.03 of the Codification of Financial Reporting Policies.

Response: The Company acknowledges the Staff’s comments and in connection therewith has considered Item 303(b)(1) of Regulation S-K and 501.03 of the Codification of Financial Reporting Policies.

With respect to capacity under the Company’s consolidated corporate credit facilities, the Company advises the Staff that as of December 31, 2024, the aggregate amount of available borrowing capacity under such credit facilities was $4,432 million. The Company advises the Staff that it believes it has adequate borrowing capacity under such credit facilities to meet its existing and likely future cash requirements (including, as referenced in Item 303(b)(1) of Regulation S-K and 501.03 of the Codification of Financial Reporting Policies, with respect to its cash needs in the next 12 months and beyond). In future filings, beginning with the Company’s quarterly report for the six-months ended June 30, 2025, the Company will disclose its available borrowing capacity under such credit facilities.

With respect to the Staff’s comment regarding technical default waivers, the Company advises the Staff that none of the Company’s credit facilities described above currently are, or were as of December 31, 2024, in technical default or at risk for technical default. The Company further advises the Staff that the disclosure at the top of page 79 of the Form 20-F refers only to technical default waivers that the Company may from time to time obtain on mortgages on properties and not the Company’s credit facilities. The mortgages applicable to such properties are at the property level and are non-recourse to the Company. As disclosed at the bottom of page 79 on the Form 20-F, the Company has suspended contractual payment on certain mortgages, which mortgages represent approximately 5% of the Company’s non-recourse mortgages (other than mortgages on properties in receivership). As further disclosed at the bottom of page 79 of the Form 20-F, the Company is currently engaging in modification or restructuring discussions with the respective creditors under these mortgages and may or may not be successful in these negotiations. If unsuccessful, certain properties securing these loans could be transferred to the lenders.

The Company advises the Staff that it believes that additional disclosure is not warranted with respect to such mortgages as they have not had, and are not expected to have, a material impact on the Company’s overall financial condition, results of operations or liquidity, and the mortgages are non-recourse to the Company and any losses would be limited to the property securing such mortgages. The Company further advises the Staff that the Company’s financial statements appropriately classify such property-level mortgages subject to suspended contractual payments as current liabilities on its balance sheet.

In future filings, should there be any material developments in these modifications or restructuring efforts or if the outcome is likely to materially affect the Company’s financial condition or operations, the Company will provide appropriate disclosure consistent with Item 303(b)(1) of Regulation S-K and 501.03 of the Codification of Financial Reporting Policies.

ITEM 15. CONTROLS AND PROCEDURES, page 146

2.	We note that management’s conclusion with respect to internal control over financial reporting as of December 31, 2024 had been qualified to exclude Watermark Lodging Trust. We note that Watermark Lodging Trust was acquired on December 9, 2022. Please clarify your basis for omitting Watermark Lodging Trust from your assessment beyond more than one annual management report on internal control over financial reporting. Reference is made to Question 3 of the FAQ for Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Response: The Company respectfully acknowledges the Staff’s comment regarding the reference to the exclusion of Watermark Lodging Trust (“Watermark”) from management’s report on internal control over financial reporting (“ICFR”). The Company advises the Staff that reference to Watermark was made in error and should not have been designated as excluded from the Company’s ICFR assessment in reliance on Question 3 of the FAQ for Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports. The Company confirms to the Staff that as of December 31, 2024, the Company appropriately included all subsidiaries of the Company required for purposes of making its assessment on internal controls over financial reporting consistent with the rules of the Commission and applicable Commission guidance and there were no consolidated subsidiaries or operations that were excluded from ICFR assessment.

The Company advises the Staff that going forward the Company will remove references to Watermark and will only exclude consolidated subsidiaries and operations consistent with Question 3 of the FAQ for Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Report and otherwise consistent with applicable Commission guidance.

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If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 417-7166.

Very truly yours,

By:	/s/ Bryan Davis

Name:	Bryan Davis
Title:	Chief Financial Officer, Brookfield Property Partners L.P.

cc:	Mile T. Kurta, Torys LLP